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[COOPERS & LYBRAND LETTERHEAD]

                                                              Exhibit 8.2

Statia Terminals International N.V. and              Our reference
Statia Terminals Canada, Inc.                        SV/62.9460.I/B97084
                                                     Date
                                                     February 10, 1997
PER TELEFAX.                                         Subject
                                                     Netherlands Antilles
                                                     taxation

Dear Sirs:

We have acted as special tax counsel on matters of Netherlands Antilles tax law to Statia Terminals International N.V. in connection with the execution of the Purchase Agreement between Statia Terminals International N.V. (hereafter "Statia N.V."), a Netherlands Antilles corporation. Statia Terminals Canada, Incorporated, (hereafter "Statia Canada") a Nova Scotia, Canada corporation (together with Statia N.V. the "Issuers") and Dillon, Read & Co. Inc. (the "Purchaser") of an aggregate of $135,000,000 principal amount of 11-3/4% Series A First Mortgage Notes due 2003 (the "Old Notes") issued by the Issuers pursuant to the Indenture, among the Issuers, the companies collectively referred to as the Subsidiary Guarantors and Marine Midland Bank as Trustee and in connection with the Offer to Exchange (the "Exchange Offer") $135,000,000 principal amount of 11-3/4% Series B First Mortgage Notes due 2003 (the "New Notes" and, collectively with the Old Notes, the "Notes") pursuant to a prospectus dated February 10, 1997 (the "Prospectus").

Based on the foregoing, we are of the opinion that the section of the Prospectus captioned "Taxation--Netherlands Antilles Taxation" contains a summary which is accurate in all material aspects of the Antilles profit tax, individual income tax and gift, estate or inheritance tax consequences on the basis of the ruling approved by the Antilles tax authorities, and applicable to a holder of Notes who is not a resident or deemed a resident of the Netherlands Antilles and does not have an enterprise which in its entirety or in part is carried on personally, through a permanent representative, agent or permanent establishment in the Antilles to which the Notes are attributable.

Yours truly,

Coopers & Lybrand